UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

December 22, 2025

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

+27(60) 786-9759
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 7.01 Regulation FD Disclosure

The Company has authorized, and the dissolution of Slingshot USA, LLC is in process in accordance with applicable Delaware law. All known creditors have been notified of the dissolution, and all known liabilities of the Company have been settled to date.

The Board of Managers has approved a final liquidation distribution to investors equal to 100% of invested capital, plus an additional 9.9%, for a total distribution of 109.9% of each investor’s original capital contribution.

The Company has commenced payment of the liquidation distributions. Payments are being processed in accordance with the distribution instructions provided by investors through the Company’s dividend registration process.

The Company has prepared an investor report detailing the Company’s financial results, the utilization of proceeds from the sale of the intellectual property, the calculation of the final liquidation distribution, and a summary of the DAVID feature film project. The report is publicly available at:

https://slingshot-productions.com/forms/Investor_Report_December_2025_smaller.pdf

Forward-Looking Statements and Liquidation Disclaimer

This Current Report on Form 1-U contains statements relating to the liquidation and dissolution of the Company. These statements are provided for informational purposes only and do not constitute an offer or solicitation to buy or sell any securities. The liquidation distribution described herein is based on information available as of the date of this report. Actual amounts distributed to individual investors may vary based on investor-specific circumstances, including tax reporting status, withholding requirements, and payment method.

Except as required by applicable law, the Company undertakes no obligation to update the information contained in this report.

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Investor Report

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

By: /s/ Bernardus Lans

Chief Financial Officer

December 22, 2025